SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

March 28, 2018

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, March 28, 2018 regarding “Ericsson’s Annual General Meeting 2018”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President
Chief Legal Officer

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Chief Marketing and Communications Officer

Date: March 28, 2018

PRESS RELEASE March 28, 2018

Ericsson’s Annual General Meeting 2018

Telefonaktiebolaget LM Ericsson’s (NASDAQ:ERIC) Annual General Meeting (AGM) was held on March 28, 2018 in Kista/Stockholm.

Dividend

The proposed dividend of SEK 1 per share was approved by the AGM. The record day for dividend was set to Tuesday, April 3, 2018. Payment from Euroclear Sweden AB is expected to take place on Friday, April 6, 2018.

Adoption of the Profit and Loss Statements and the Balance Sheets

The AGM resolved to adopt the Profit and Loss Statement and the Balance Sheet for the Parent Company as well as the Consolidated Profit and Loss Statement and the Consolidated Balance Sheet for the Group for 2017.

Discharge from liability

The members of the Board of Directors and the Presidents were discharged from liability for the fiscal year 2017.

Board of Directors

The AGM elected Board members in accordance with the proposal of the Nomination Committee. Ronnie Leten was elected new Chairman of the Board. Jon Fredrik Baksaas, Jan Carlson, Eric A. Elzvik, Nora Denzel, Börje Ekholm, Kristin S. Rinne, Helena Stjernholm och Jacob Wallenberg were re-elected to the Board. Kurt Jofs and Ronnie Leten were elected new Board members. Leif Johansson, Kristin Skogen Lund and Sukhinder Singh Cassidy left the Board in connection with the AGM. It was also noted that the unions have appointed Torbjörn Nyman, Kjell-Åke Soting and Roger Svensson employee representatives in the Board with Tomas Lundh, Anders Ripa and Loredana Roslund as deputies. The employee representative Karin Åberg left the Board in connection with the AGM.

Board of Directors’ Fees

The AGM resolved on fees to the Board of Directors, in accordance with the Nomination Committee’s proposal. Unchanged yearly fee to the Chairman of the Board of SEK 4,075,000, and unchanged fees to other non-employee members of the Board, elected by the AGM, of SEK 990,000 each. Fees for Committee work to non-employee members of the Committees, elected by the AGM, were approved as follows (unchanged): SEK 350,000 to the Chairman of the Audit and Compliance Committee and SEK 250,000 to each of the other members of the Audit and Compliance Committee, SEK 200,000 to each of the Chairmen of the Finance Committee, the Remuneration Committee and the Technology and Science Committee, and SEK 175,000 to each of the other members of the Finance Committee, the Remuneration Committee and the Technology and Science Committee.

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PRESS RELEASE March 28, 2018

The AGM approved the Nomination Committee’s proposal to enable payment of part of the fees to the members of the Board for the Board assignment, in the form of synthetic shares.

Auditor

The AGM re-elected PricewaterhouseCoopers AB auditor for the period up until the end of the AGM 2019.

Guidelines for remuneration to Group Management

In accordance with the Board of Directors’ proposal, the AGM resolved to approve the guidelines for remuneration to Group Management.

Long-Term Variable Compensation Program (LTV)

In accordance with the Board of Directors’ proposals, the AGM resolved on implementation of LTV 2018 for the members of the Executive Team (currently 14 individuals), comprising a maximum of 3 million B-shares in Ericsson. Awards of “Performance Share Awards” will be granted free of charge entitling the participant to receive a number of shares, free of charge, following the expiration of a three-year period, provided that certain performance conditions are met and that the participant retains his or her employment. The performance conditions are based on TSR (total shareholder return) development during a three-year period (absolute TSR-development and relative TSR-development) and a one-year group operating income target for 2018. All targets have a three-year vesting period. The Company has approximately 3.3 billion shares in issue. The 3 million B shares covered by LTV 2018 correspond to approximately 0.1 percent of the total number of outstanding shares.

Transfer of treasury stock for previously resolved LTV programs

The AGM resolved to approve the Board of Directors’ proposal on transfer of approximately 15 million B-aktier on Nasdaq Stockholm prior to the AGM 2019 to cover certain expenses, mainly social security charges, which may occur in relation to previously resolved and ongoing LTV programs, LTV 2014, LTV 2015, LTV 2016 och LTV 2017.

NOTES TO EDITORS

For media kits, backgrounders and high-resolution photos, please visit www.ericsson.com/press

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PRESS RELEASE March 28, 2018

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ABOUT ERICSSON

Ericsson enables communications service providers to capture the full value of connectivity. The company’s portfolio spans Networks, Digital Services, Managed Services, and Emerging Business and is designed to help our customers go digital, increase efficiency and find new revenue streams. Ericsson’s investments in innovation have delivered the benefits of telephony and mobile broadband to billions of people around the world. The Ericsson stock is listed on Nasdaq Stockholm and on Nasdaq New York. www.ericsson.com

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